EXHIBIT 99.1

NEXEN INC.

Special Meeting of Shareholders
of
Nexen Inc. ("Nexen")

September 20, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Description of Matter	Outcome of Vote	Votes by Ballot
		Votes FOR	Votes AGAINST
1.
Special resolution of the holders of common shares, the full text of which is set forth in Appendix A of the information circular and proxy statement of Nexen dated August 16, 2012 (the “Information Circular”), to approve a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), all as more particularly described in the Information Circular.

	Passed	392,643,551 (99.62%)	1,488,265 (0.38%)
2.
Special resolution of the holders of cumulative redeemable Class A rate reset preferred shares, Series 2, the full text of which is set forth in Appendix B of the Information Circular, to approve the Arrangement, all as more particularly described in the Information Circular.

	Passed	1,787,750 (87.37%)	258,467 (12.63%)